HUBILU VENTURE CORPORATION

9777 Wilshire Blvd, Suite 804
Beverly Hills, CA 90212

Tel: (310) 308-7887

Fax: (310) 550-7410

October 23, 2015

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

Re:	Hubilu Venture Corporation Form S-l Registration Statement Registration No. 333-204347

Acceleration Request

Requested Date: October 27, 2015

Requested Time: 10:00 AM Pacific Time

Ladies and Gentlemen:

Hubilu Venture Corporation (the “Registrant”), pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statement on Form S-l effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Donald P. Hateley, an attorney with its outside legal counsel, Hateley & Hampton, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

●	should the Commission of the staff, acting pursuant to delegated authority, declare our filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission of the staff, acting pursuant to delegated authority, in declaring our filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Hateley at (310) 576-4758.

Sincerely,

HUBILU VENTURES CORPORATION

/s/ David Behrend
David Behrend
Chairman & Chief Executive Officer